Exhibit 99.1

TABLE OF CONTENTS

Condensed interim statements of financial position	1

Condensed interim statements of loss and comprehensive loss	2

Condensed interim statements of cash flows	3

Condensed interim statements of changes in equity	4

Notes to the condensed interim financial statements	5

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2025 $	December 31, 2024 $
ASSETS
Current assets
Cash and cash equivalents		71,136,121	22,317,548
Investments	5	540,096	926,019
Interest receivable		282	-
Sales taxes recoverable		1,750,210	2,209,948
Prepaid expenses and deposits		1,454,185	1,480,341
Secured notes	7	-	2,817,554
Total current assets		74,880,894	29,751,410

Non-current assets
Exploration and evaluation assets	3	34,574,784	34,505,484
Investment in Kirkland Lake Discoveries Corp.	6	2,322,095	1,525,756
Property and equipment	4	7,848,920	7,938,149
Right-of-use assets		62,346	118,509
Other assets		256,534	179,703
Total non-current assets		45,064,679	44,267,601

Total Assets		119,945,573	74,019,011

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,11	6,511,740	7,325,203
Flow-through share premium	8	11,992,641	-
Lease liabilities		450	53,783
Share-based compensation liabilities	10	40,808	-
Total current liabilities		18,545,639	7,378,986

Lease liabilities		68,741	69,320
Total non-current liabilities		68,741	69,320

Total liabilities		18,614,380	7,448,306

EQUITY
Share capital	10	407,822,989	341,346,716
Reserves	10	35,718,073	34,988,421
Deficit		(342,209,869)	(309,764,432)
Total equity		101,331,193	66,570,705

Total Liabilities and Equity		119,945,573	74,019,011

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 3)

SUBSEQUENT EVENTS (Notes 3(i), 6 and 16)

These condensed interim financial statements are authorized for issue by the Board of Directors on November 6, 2025. They are signed on the Company’s behalf by:

“Paul Huet”	, Director
“William Hayden”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars, except share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025 $	2024 $	2025 $	2024 $
Expenses
Exploration and evaluation expenditures	3,11	13,423,595	12,861,119	27,794,432	37,150,120
Salaries and consulting	11	1,298,781	602,260	4,026,378	2,066,939
Corporate development and investor relations	11	839,097	192,858	1,338,980	581,974
Share-based compensation	10,11	766,158	188,857	2,125,090	815,246
Depreciation	4	183,182	195,958	582,363	615,238
Professional fees		399,730	362,187	1,239,263	1,185,478
Office and sundry		178,117	195,030	600,196	594,750
Travel		156,408	66,900	448,345	125,019
Transfer agent and regulatory fees		26,162	60,824	381,943	341,137
Loss from operating activities		(17,271,230)	(14,725,993)	(38,536,990)	(43,475,901)
Other income (expenses)
Settlement of flow-through share premium	8	3,495,191	3,189,263	4,249,959	9,095,737
Gains (losses) on equity investment	6	864,087	(321,932)	796,339	(1,062,312)
Foreign exchange gain (loss)		28,272	(59,233)	(115,821)	25,847
Part XII.6 tax	8	(67,143)	(190,140)	(67,143)	(819,179)
Gains on secured notes	7	-	63,310	55,911	104,527
Interest expense		(3,409)	(6,031)	(12,882)	(18,730)
Interest income		511,795	730,741	892,946	2,373,638
Investment gains (losses)	5	(502,357)	(263,651)	292,243	(1,334,287)
Settlement of legal claim	10,14	-	-	-	(1,750,100)
Total		4,326,436	3,142,327	6,091,552	6,615,141
Loss and comprehensive loss for the period		(12,944,794)	(11,583,666)	(32,445,437)	(36,860,760)

Loss per share – basic and diluted ($)	12	(0.06)	(0.06)	(0.15)	(0.19)
Weighted average number of shares outstanding – basic and diluted	12	235,018,399	198,019,407	214,761,519	192,324,461

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30,
	2025 $	2024 $
Cash flows from operating activities
Loss for the period	(32,445,437)	(36,860,760)
Adjustments for:
Depreciation	582,363	615,238
Gains (losses) on equity investment	(796,339)	1,062,312
Interest income	(74,468)	(227,463)
Interest expense	12,882	18,730
Gains on secured notes	(55,911)	(104,527)
Settlement of legal claim	-	1,750,100
Foreign exchange loss (gain) on secured notes	95,465	(50,514)
Unrealized foreign exchange loss (gain)	10,334	(11,888)
Settlement of flow-through share premium	(4,249,959)	(9,095,737)
Share-based compensation	2,125,090	815,246
Investment (gains) losses	(292,243)	1,334,287
	(35,088,223)	(40,754,976)
Change in non-cash working capital items:
Decrease in prepaid expenses and deposits	26,156	62,854
Decrease in sales taxes recoverable	459,738	1,544,694
Decrease in other assets	179,703	-
Increase in interest receivable	(282)	-
(Decrease) in accounts payable and accrued liabilities	(290,793)	(49,844)
Net cash and cash equivalents (used in) operating activities	(34,713,701)	(39,197,272)

Cash flows from investing activities
Expenditures on claim staking and mineral license renewals	(69,300)	(3,450)
Interest received on secured notes	-	229,688
Other assets	(173,025)	(111,108)
Purchases of exploration and evaluation assets	(676,921)	(2,413,010)
Proceeds from sale of secured notes	2,778,000	-
Proceeds on disposal of investments	752,634	688,220
Purchases of property and equipment	(365,948)	(370,303)
Net cash and cash equivalents generated from (used in) investing activities	2,245,440	(1,979,963)

Cash flows from financing activities
Issuance of common shares in prospectus offering	63,480,000	27,522,494
Issuance of common shares in a private placement	20,000,001	-
Share issue costs	(3,912,782)	(921,158)
Other assets	-	(174,552)
Stock options exercised	1,797,025	87,500
Lease principal payments	(53,912)	(105,549)
Lease interest payments	(12,882)	(18,730)
Net cash and equivalents generated from financing activities	81,297,450	26,390,005
Effect of exchange rate fluctuations on cash and cash equivalents	(10,616)	10,842
Net increase (decrease) in cash and cash equivalents	48,818,573	(14,776,388)
Cash and cash equivalents at beginning of period	22,317,548	53,884,809

Cash and cash equivalents at end of period	71,136,121	39,108,421

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars, except share amounts)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2023	186,873,012	290,244,029	34,751,151	3,918	(259,496,078)	65,503,020
Issued pursuant to acquisition of the Kingsway Project (Note 3(i))	5,263,157	20,000,000	-	-	-	20,000,000
Issued pursuant to acquisition of exploration and evaluation assets	300,000	1,011,000	-	-	-	1,011,000
Issued in prospectus offering	5,857,242	27,522,494	-	-	-	27,522,494
Share issue costs	-	(917,610)	-	-	-	(917,610)
Issued in settlement of legal claim	370,000	1,750,100	-	-	-	1,750,100
Share-based compensation	-	-	815,246	-	-	815,246
Stock options exercised	175,000	154,020	(66,520)	-	-	87,500
Total loss and comprehensive loss for the period	-	-	-	-	(36,860,760)	(36,860,760)
Balance at September 30, 2024	198,838,411	339,764,033	35,499,877	3,918	(296,356,838)	78,910,990
Issued pursuant to acquisition of exploration and evaluation assets	69,583	215,707	-	-	-	215,707
Share issue costs	-	2,803	-	-	-	2,803
Stock options exercised	1,550,000	1,364,173	(589,173)	-	-	775,000
Share-based compensation	-	-	73,799	-	-	73,799
Total loss and comprehensive loss for the period	-	-	-	-	(13,407,594)	(13,407,594)
Balance at December 31, 2024	200,457,994	341,346,716	34,984,503	3,918	(309,764,432)	66,570,705
Issued in prospectus offering	28,980,000	63,480,000	-	-	-	63,480,000
Issued in private placement	12,269,939	20,000,001	-	-		20,000,001
Flow-through premium	-	(16,242,600)	-	-		(16,242,600)
Share issue costs	-	(3,912,782)	-	-	-	(3,912,782)
Stock options exercised	1,329,329	3,151,654	(1,354,629)	-	-	1,797,025
Share-based compensation	-	-	2,084,281	-	-	2,084,281
Total loss and comprehensive loss for the period	-	-	-	-	(32,445,437)	(32,445,437)
Balance at September 30, 2025	243,037,262	407,822,989	35,714,155	3,918	(342,209,869)	101,331,193

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On September 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in Newfoundland and Labrador, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves or the Company’s ability to recover the value of exploration and evaluation assets through their sale, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These condensed interim financial statements (“financial statements”) have been prepared assuming the Company will continue on a going concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary, should the Company be unable to continue operations. Such adjustments could be material. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations or to continue to raise adequate financing. As at September 30, 2025, the Company had an accumulated deficit of $342,209,869 and shareholders’ equity of $101,331,193. In addition, the Company has a working capital surplus, calculated as current assets less current liabilities, of $56,335,255, consisting primarily of cash and cash equivalents, and negative cash flow from operating activities of $34,713,701 for the nine months ended September 30, 2025.

Management is actively targeting sources of additional financing including through the issuance of shares, which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. Although the Company has been successful in the past in generating financing, there is no assurance it will be able to do so in the future. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

These condensed interim financial statements were approved by the Board of Directors of the Company on November 6, 2025.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

a)	Statement of compliance (continued)

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative figures on the income statement, cash flow statement and in Note 3 have been aggregated to conform to the current year presentation.

c)	Significant accounting estimates and judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

In preparing these condensed interim financial statements, the Company applied the critical judgments and estimates disclosed in Note 2 of its audited financial statements for the year ended December 31, 2024.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2025. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements and has an effective date of January 1, 2027. The effects of the adoption of IFRS 18 on the Company’s financial statements have not yet been determined.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying amounts of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at September 30, 2025 and December 31, 2024:

Nine months ended September 30, 2025	Queensway(i) $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2024	34,390,976	114,508	34,505,484
Additions:
Claim staking and license renewal costs	65,975	3,325	69,300
Balance as at September 30, 2025	34,456,951	117,833	34,574,784

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2024	267,847,694	575,695	268,423,389
Drilling	10,389,100	-	10,389,100
Salaries and consulting	6,918,652	-	6,918,652
Assays	2,808,386	-	2,808,386
Supplies and equipment	1,290,164	-	1,290,164
Geophysics	1,275,692	-	1,275,692
Environmental studies	780,496	-	780,496
Office and general	684,167	-	684,167
Metallurgy	625,537	-	625,537
Travel and accommodations	576,725	-	576,725
Preliminary economic assessment	538,038	-	538,038
Reclamation	463,802	-	463,802
Trenching	417,726	-	417,726
Technical reports	258,647	-	258,647
Engineering and evaluation studies	243,724	-	243,724
Waste rock geochemistry	227,566	-	227,566
Resource estimate	222,480	-	222,480
Other	73,530	-	73,530
	27,794,432	-	27,794,432
Cumulative exploration expense – September 30, 2025	295,642,126	575,695	296,217,821

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Nine months ended September 30, 2024	Queensway(i) $	Other $	Total $
Exploration and evaluation assets
Balance as at December 31, 2023	9,014,478	78,709	9,093,187
Additions:
Acquisition costs – Kingsway Project	20,838,541	-	20,838,541
Acquisition costs – royalty purchases	3,024,620	-	3,024,620
Acquisition costs – other claims	51,655	-	51,655
Claim staking and license renewal costs	3,450	-	3,450
Balance as at September 30, 2024	32,932,744	78,709	33,011,453

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2023	215,285,192	574,857	215,860,049
Drilling	15,689,676	-	15,689,676
Salaries and consulting	7,189,306	488	7,189,794
Assays	4,941,692	-	4,941,692
Trenching	2,025,311	-	2,025,311
Reclamation	1,163,413	-	1,163,413
Other	1,191,162	350	1,191,512
Supplies and equipment	1,045,732	-	1,045,732
Metallurgy	1,031,331	-	1,031,331
Environmental studies	744,420	-	744,420
Geophysics	566,411	-	566,411
Travel and accommodations	556,717	-	556,717
Permitting	507,639	-	507,639
Office and general	496,472	-	496,472
	37,149,282	838	37,150,120
Cumulative exploration expense – September 30, 2024	252,434,474	575,695	253,010,169

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)	Queensway Project – Gander, Newfoundland and Labrador

As at September 30, 2025, the Company owned a 100% interest in 98 (December 31, 2024 – 103) mineral licenses including 7,018 claims (December 31, 2024 – 7,024 claims) comprising 175,450 hectares of land (December 31, 2024 – 175,600) located near Gander, Newfoundland and Labrador. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2022 under ten separate option agreements, of which nine are completed.

On November 2, 2022, the Company entered into the VOA Option Agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland and Labrador. Under the terms of the VOA Option Agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 (paid) and 39,762 common shares (issued) on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX Venture Exchange’s approval;

•	$200,000 (paid) and 39,762 common shares on or before November 2, 2023 (issued);

•	$250,000 (paid) and 69,583 common shares on or before November 2, 2024 (issued);

•	$300,000 (paid subsequent to September 30, 2025) and 89,463 common shares on or before November 2, 2025 (issued subsequent to September 30, 2025);

•	$600,000 and 129,224 common shares on or before November 2, 2026; and

•	$800,000 and 119,284 common shares on or before November 2, 2027.

The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.4% to 3.00%, many of which include buy-back provisions that allow the Company, at its option, to reduce the NSR by making lump-sum payments ranging from $250,000 to $1,000,000 to the holders of the royalties.

On July 29, 2024, the Company entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”) to purchase part of each Vendor’s royalty interest in aggregate, 0.6% of the Vendors’ 1.6% net smelter returns royalty underlying several zones at the Company’s Queensway project (the “Royalty Interests”). The transaction closed on August 8, 2024. Pursuant to the transaction, the Company paid aggregate cash consideration of $1,950,000 and aggregate share consideration of 300,000 common shares with a combined value of $1,011,000 to the Vendors (Note 10). The Company paid $63,620 in professional fees in connection with the royalty purchases.

During the year ended December 31, 2024, the Company purchased the remaining 1.0% net smelter returns royalty from the Vendors for $1,000,000 in aggregate in cash, of which $666,667 was paid during the nine months ended September 30, 2025. The Company also paid $16,225 in professional fees in connection with the purchase.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

(i)	Queensway Project – Gander, Newfoundland and Labrador (continued)

Acquisition of Kingsway Project

On July 9, 2024, the Company acquired a 100% interest in LabGold’s Kingsway Project, located near Gander, Newfoundland and Labrador, as well as certain related assets of LabGold. The Kingsway Project is contiguous to Queensway and the Company considers it to be part of the Queensway Project. Pursuant to the acquisition, the Company issued 5,263,157 common shares of the Company with a value of $20,000,000 (Note 10). The Company paid $438,541 in professional and filing fees in connection with the acquisition. The Company also paid a $750,000 Expenditure Target Payment to the optionors upon completion of an aggregate of $30,000,000 of exploration expenditures incurred on the property during the year ended December 31, 2024.

The Kingsway Project carries a 1.0% NSR payable to the royalty holders upon commencement of commercial production. The Company will also pay to the royalty holders $1 per ounce of gold contained within the property in the indicated mineral resource and measured mineral resource categories (the “Resource Payment”) as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, and established in a National Instrument 43-101 – Standards of Disclosure for Mineral Projects or like technical report for the development of the property. The Resource Payment is payable upon the commencement of commercial production. An advance royalty payment of $50,000 per year will be payable commencing on March 3, 2026 and continuing each year until the commencement of commercial production. Any advance royalties paid will be deducted from the royalty payable after commencement of commercial production.

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment and Other Facilities	Vehicles	Office Furniture and Equipment	Total
	$	$	$	$	$	$
Cost
Balance at December 31, 2023	6,365,256	136,492	2,311,030	935,323	38,353	9,786,454
Additions - Kingsway Project	100,000	-	250,000	-	-	350,000
Additions - other	3,615	-	583,610	38,550	-	625,775
Balance at December 31, 2024	6,468,871	136,492	3,144,640	973,873	38,353	10,762,229
Additions	-	-	194,196	242,775	-	436,971
Balance at September 30, 2025	6,468,871	136,492	3,338,836	1,216,648	38,353	11,199,200
Accumulated Depreciation
Balance at December 31, 2023	413,031	85,549	1,016,219	625,256	7,791	2,147,846
Depreciation	277,685	33,153	184,532	173,193	7,671	676,234
Balance at December 31, 2024	690,716	118,702	1,200,751	798,449	15,462	2,824,080
Depreciation	206,095	10,624	126,487	177,241	5,753	526,200
Balance at September 30, 2025	896,811	129,326	1,327,238	975,690	21,215	3,350,280
Carrying Amount
At December 31, 2024	5,778,155	17,790	1,943,889	175,424	22,891	7,938,149
At September 30, 2025	5,572,060	7,166	2,011,598	240,958	17,138	7,848,920

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
	$	$
Equities held (i)	540,096	779,019
Warrants held (ii)	-	147,000
Total Investments	540,096	926,019

(i) Equities held

The Company held the following equities as at September 30, 2025 and December 31, 2024:

	Quantity	Cost $	Fair Value September 30, 2025 $
Exploits Discovery Corp.	4,157,466	2,659,473	291,023
Maritime Resources Corp.	102,923	74,468	249,073
Total Equities		2,733,941	540,096

	Quantity	Cost $	Fair Value December 31, 2024 $
Exploits Discovery Corp.	4,157,466	2,659,473	187,086
Labrador Gold Corp.	9,865,556	6,953,907	591,933
Total Equities		9,613,380	779,019

Investments in Exploits Discovery Corp., Maritime Resources Corp. and Labrador Gold Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

(ii) Warrants held

The Company held the following warrants as at December 31, 2024:

	Quantity	Cost $	Fair Value December 31, 2024 $
Maritime Resources Corp. (1)	1,532,457	174,500	147,000
Total Warrants		174,500	147,000

(1)  Each warrant was exercisable into one common share of Maritime Resources Corp. at a price of $0.70 per warrant until August 14, 2025. The number of warrants and the exercise price have been adjusted for the 10:1 share consolidation completed by Maritime Resources Corp. in June 2025. All the warrants expired unexercised on August 14, 2025.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the nine months ended September 30, 2025 and 2024 is as follows:

	Nine months ended September 30,
	2025 $	2024 $
Investments, beginning of period	926,019	3,596,592
Received as interest income (Note 7)	74,468	-
Proceeds on disposal of investments	(752,634)	(688,220)
Realized gains (losses) on investments	160,701	(247,660)
Unrealized gains (losses) on investments	131,542	(1,086,627)
Investments, end of period	540,096	1,574,085

6.	INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP.

The investment in Kirkland Lake Discoveries Corp. (“KLDC”) represents 24.67% (December 31, 2024 - 25.91%) of the issued and outstanding common shares of KLDC at September 30, 2025. KLDC and the Company had a director and officer in common up until December 16, 2024, being Denis Laviolette, former Director and President of the Company. Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it continues to have significant influence over KLDC, and as a result has accounted for it as an investment in an associate since the acquisition of its ownership interest on May 25, 2023.

The following tables illustrate the summarised financial information of the Company’s investment in KLDC as at September 30, 2025 and December 31, 2024 on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences due to accounting policies:

	September 30, 2025 $	December 31, 2024 $
Summarised Statement of Financial Position
Current assets	1,364,697	1,913,417
Non-current assets	8,433,529	4,551,364
Current liabilities	(386,336)	(576,261)
Net assets	9,411,890	5,888,520
The Company’s ownership interest	24.67%	25.91%
Share of KLDC’s net assets	2,322,095	1,525,756

New Found Gold Corp.

Notes to the Condensed Interim Financial Statement

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

6.            INVESTMENT IN KIRKLAND LAKE DISCOVERIES CORP. (continued)

	Three months ended September 30,		Nine months ended September 30,
Summarised Statement of Loss and Comprehensive Loss	2025 $	2024 $	2025 $	2024 $
Net loss and comprehensive loss for the period	(766,868)	(997,155)	(982,367)	(3,290,413)
Share of KLDC’s loss for the period	(186,324)	(321,932)	(244,116)	(1,062,312)

The Company performs an impairment indicator assessment on its investment in KLDC at each period end. The assessment is based on the review of recent share price history, industry statistics and assessment of the current market conditions. At December 31, 2024, there were no indicators of impairment of the Company’s investment in KLDC. The Company had previously recognized an impairment loss of $1,000,237 on its equity investment in Kirkland Lake Discoveries Corp. during the year ended December 31, 2023. This impairment loss was reversed at September 30, 2025 due to a significant increase in stock price of Kirkland Lake Discoveries Corp. during the three months ended September 30, 2025.

The following table illustrates the movement in investment in associate for the period from December 31, 2023 to September 30, 2025:

Net carrying amount – December 31, 2023	$2,861,250
Share of loss from operations of associate during the period	(1,306,722)
Loss on dilution of equity investment	(28,772)
Net carrying amount – December 31, 2024	$1,525,756
Share of loss from operations of associate during the period	(244,116)
Gain on dilution of equity investment	40,218
Reversal of impairment from equity investment	1,000,237
Net carrying amount – September 30, 2025	$2,322,095

The estimated fair value of the Company’s investment in KLDC is $10,040,126 as at September 30, 2025 (December 31, 2024 - $1,287,563) based on the quoted market price of its common shares on the TSX Venture exchange.

Subsequent to September 30, 2025, the Company’s ownership interest was further diluted and it lost significant influence over KLDC.

7.             SECURED NOTES

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. (“Maritime”) consisting of the issuance of non-convertible senior secured notes (the “Notes”) and common share purchase warrants. The Notes had a maturity date of August 14, 2025 (the “Initial Maturity Date”). The Notes bore interest at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 6% per annum, payable quarterly in arrears.

Based on the business model in which the secured notes are held and the characteristics of their contractual cash flows, the secured notes were classified as a financial instrument at fair value through profit and loss ("FVTPL") in accordance with IFRS 9 “Financial Instruments”.

The issuance of the Notes included a 40% warrant coverage resulting in the Company receiving 15,324,571 warrants (“Warrants”). These warrants were classified by the Company as investments at FVTPL (Note 5).

The Company allocated the gross investment of $2,638,500 (US$1,960,000) to the Notes and warrants based on their respective fair values at initial recognition. At the time of issuance, the fair value of the Notes was $2,464,000 (US$1,830,300) and the fair value of the warrants was $174,500 (US$129,700).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statemen

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.             SECURED NOTES (continued)

During the nine months ended September 30, 2025, the Company sold the Notes for gross proceeds of $2,778,000 (US$2,000,000).

The following table illustrates the movement in the Company’s secured notes for the period from December 31, 2023 to September 30, 2025:

Secured notes at December 31, 2023	$2,454,300
Revaluation of secured notes	140,786
Foreign exchange gain	222,468
Secured notes at December 31, 2024	$2,817,554
Proceeds on disposal of secured notes	(2,778,000)
Realized gain on disposal of secured notes	55,911
Foreign exchange loss	(95,465)
Secured notes at September 30, 2025	$-

During the nine months ended September 30, 2025, the Company received $74,468 of interest income paid in common shares of Maritime on the secured notes (September 30, 2024 – $227,463).

8.            FLOW-THROUGH SHARE PREMIUM

	Issued November 2023	Issued June 2025	Total
	$	$	$
Balance at December 31, 2023	12,426,322	-	12,426,322
Settlement of flow-through share premium on expenditures incurred	(5,906,474)	-	(5,906,474)
Balance at September 30, 2024	6,519,848	-	6,519,848
Settlement of flow-through share premium on expenditures incurred	(6,519,848)	-	(6,519,848)
Balance at December 31, 2024	-	-	-
Liability incurred on flow-through shares issued	-	16,242,600	16,242,600
Settlement of flow-through share premium on expenditures incurred	-	(4,249,959)	(4,249,959)
Balance at September 30, 2025	-	11,992,641	11,992,641

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the nine months ended September 30, 2025, the Company incurred $14,746,070 (nine months ended September 30, 2024 – $21,627,242) in Qualifying CEE and amortized a total of $4,249,959 (nine months ended September 30, 2024 – $5,906,474) of its flow-through share premium liabilities. The flow-through share premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss and comprehensive loss pro-rata with the amount of qualifying expenditures that will be incurred.

During the nine months ended September 30, 2025, the Company incurred $67,143 (nine months ended September 30, 2024 - $629,039) in Part XII.6 tax in respect of unspent flow-through proceeds renounced in year 1 under the Look-Back Rules, in accordance with the Income Tax Act of Canada. As at September 30, 2025, the Company must spend another $41,610,830 of Qualifying CEE by December 31, 2026, to satisfy its remaining current flow-through share premium liability of $11,992,641.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025 $	December 31, 2024 $
Accounts payable and accrued liabilities	3,913,045	4,898,825
Reclamation provision(1)	2,598,695	2,426,378
Accounts payable and accrued liabilities, end of period	6,511,740	7,325,203

(1)    Provincial laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize the environmental impact from its activities and to perform site restoration and other reclamation activities. The Company’s reclamation provision is based on known requirements.

The breakdown of the Company’s reclamation provision is as follows:

	September 30, 2025 $	December 31, 2024 $
Balance, beginning of period	2,426,378	1,285,031
Additions to reclamation provision	330,601	1,515,593
Change in estimate	(7,232)	26,784
Reclamation costs incurred	(151,052)	(401,030)
Balance, end of period	2,598,695	2,426,378

The Company has estimated that the reclamation obligations are current costs and as such considers the present value of the provision at September 30, 2025 to be equal to the total future undiscounted cash flows to settle the provision for reclamation, being $2,598,695 (December 31, 2024 - $2,426,378). Additions to the reclamation provision are included in the total amount of exploration and evaluation expenditures in the condensed interim statement of loss and comprehensive loss.

10.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At September 30, 2025, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued During the Nine Months Ended September 30, 2025

On June 12, 2025, the Company completed a bought deal offering of 24,610,000 flow-through common shares, closing the first tranche of the offering on June 3, 2025 and the second and final tranche of the offering on June 12, 2025, at a price of $2.29 per common share and 4,370,000 non-flow-through common shares at a price of $1.63 per common share, for aggregate gross proceeds of $63,480,000. The Company incurred share issuance costs of $3,912,782 in cash of which $2,602,373 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $16,242,600.

On August 27, 2025, the Company completed a non-brokered private placement and issued 12,269,939 common shares at a price of $1.63 per common share for gross proceeds of $20,000,001.

During the nine months ended September 30, 2025, 1,329,329 common shares were issued on exercise of 1,345,000 stock options. They options were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $1,797,025.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Details of Common Shares Issued During the Year Ended December 31, 2024

In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange.

During the year ended December 31, 2024, the Company sold 5,857,242 common shares of the Company under the ATM program at an average price of $4.70 for gross proceeds of $27,522,494 or net proceeds of $26,607,687, and paid an aggregate commission of $914,807. At December 31, 2024, the Company completed $51,798,893 of the ATM program. As at December 31, 2024, the ATM had expired.

On November 1, 2024, the Company issued 69,583 common shares with a value of $215,707 pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements (Note 3 (i)).

On August 8, 2024, the Company issued 300,000 common shares with a value of $1,011,000 pursuant to the acquisition of certain royalty interests (Note 3(i)).

On July 9, 2024, the Company issued 5,263,157 common shares to LabGold with a value of $20,000,000 pursuant to the acquisition of the Kingsway Project (Note 3(i)).

On June 26, 2024, the Company issued 370,000 common shares with a value of $1,750,100 pursuant to a legal claim settlement agreement (Note 14).

During the year ended December 31, 2024, 1,725,000 share purchase options were exercised at a weighted average exercise price of $0.50 per share for gross proceeds of $862,500.

Share Purchase Option Compensation Plan

As at September 30, 2025, the Company has a share purchase option plan (the “Option Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory and corporate approval, to its officers, directors, employees and service providers. The Option Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares in any twelve-month period. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Option Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted may be subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed ten years.

Share Unit Compensation Plan

The Company adopted a share unit plan (the “Share Unit Plan”). Under the Share Unit Plan, the Company may grant incentive awards (the “Awards”) consisting of restricted share units (“RSUs”), deferred share units (“DSUs”), and performance share units (“PSUs”), subject to regulatory and corporate approvals, to its officers, directors, employees and service providers (the “Participants”). The Share Unit Plan, in conjunction with the Option Plan, cannot exceed 10% of the issued and outstanding common shares of the Company. The terms of the Awards are set by the Board of Directors at the time of grant.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Options

The continuity of share purchase options for the nine months ended September 30, 2025 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2024	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding September 30, 2025	Exercisable September 30, 2025
April 18, 2025	$1.00	100,000	-	(100,000)	-	-	-
May 23, 2025	$1.075	75,000	-	(75,000)	-	-	-
August 11, 2025	$1.40	1,125,000	-	(1,125,000)	-	-	-
September 3, 2025	$2.07	50,000	-	(20,000)	(30,000)	-	-
October 1, 2025	$2.15	25,000	-	(25,000)	-	-	-
December 31, 2025	$4.10	5,305,000	-	-	(4,530,000)	775,000	775,000
April 29, 2026	$6.79	891,500	-	-	(398,500)	493,000	493,000
May 17, 2026	$8.62	200,000	-	-	(200,000)	-	-
September 27, 2026	$8.70	125,000	-	-	-	125,000	125,000
November 8, 2026	$8.04	7,500	-	-	-	7,500	7,500
January 4, 2027	$8.98	15,000	-	-	(7,500)	7,500	7,500
August 19, 2027	$5.75	340,000	-	-	(150,000)	190,000	190,000
September 8, 2027	$5.00	20,000	-	-	-	20,000	20,000
December 27, 2027	$5.68	2,037,750	-	-	(887,750)	1,150,000	1,114,375
February 20, 2029	$4.59	200,000	-	-	-	200,000	200,000
May 6, 2029	$4.78	40,000	-	-	(40,000)	-	-
May 13, 2030	$1.67	-	3,770,000	-	-	3,770,000	1,166,667
September 26, 2030	$2.97	-	809,167	-	-	809,167	-
		10,556,750	4,579,167	(1,345,000)	(6,243,750)	7,547,167	4,099,042
Weighted average exercise price $		3.97	1.90	1.38	4.68	3.32	4.42
Weighted average contractual remaining life (years)		1.50	-	-	-	3.41	2.34

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Options (continued)

The continuity of share purchase options for the nine months ended September 30, 2024 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2023	Granted	Exercised	Cancelled/ Forfeited/ Expired	Outstanding September 30, 2024	Exercisable September 30, 2024
December 17, 2024	$0.50	1,725,000	-	(175,000)	-	1,550,000	1,550,000
April 18, 2025	$1.00	100,000	-	-	-	100,000	100,000
May 23, 2025	$1.075	75,000	-	-	-	75,000	75,000
August 11, 2025	$1.40	1,125,000	-	-	-	1,125,000	1,125,000
September 3, 2025	$2.07	50,000	-	-	-	50,000	50,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	5,305,000	-	-	-	5,305,000	5,305,000
April 29, 2026	$6.79	962,875	-	-	(36,375)	926,500	926,500
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	125,000
November 8, 2026	$8.04	47,500	-	-	(40,000)	7,500	6,375
January 4, 2027	$8.98	22,500	-	-	(7,500)	15,000	12,750
August 19, 2027	$5.75	340,000	-	-	-	340,000	283,000
September 8, 2027	$5.00	20,000	-	-	-	20,000	20,000
December 27, 2027	$5.68	2,156,250	-	-	(116,250)	2,040,000	1,926,375
February 20, 2029	$4.59	-	200,000	-	-	200,000	200,000
May 6, 2029	$4.78	-	40,000	-	-	40,000	4,000
		12,279,125	240,000	(175,000)	(200,125)	12,144,000	11,934,000
Weighted average exercise price $		3.97	4.62	0.50	6.48	3.99	3.96
Weighted average contractual remaining life (years)		2.25	-	-	-	1.56	1.53

The table below summarizes the weighted average fair value of share purchase options granted, exercised and the share price at the date of exercise:

	Nine months ended September 30,
	2025	2024
Weighted average:
Fair value of share purchase options granted	$1.11	$3.06
Fair value of share purchase options exercised	$1.02	$0.38
Closing share price at the date of exercise	$2.32	$4.24

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Options (continued)

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Nine months ended September 30,
	2025	2024
Risk-free interest rate	2.80%	3.59%
Expected option life in years	5	5
Expected share price volatility	68.33%	80.23	%(i)
Grant date share price	$1.90	$4.62
Expected forfeiture rate	Nil	Nil
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility was based on the average historical share price of comparable companies over the life of the option.

Restricted Share Units (“RSUs”)

During the nine months ended September 30, 2025, the Company granted 300,000 RSUs of the Company (2024 – Nil) to a consultant. These RSUs are cash settled and vest on September 26, 2026. The Company recorded a share-based compensation expense of $40,808 related to these RSUs (2024 – $Nil), net of forfeitures of $Nil.

The continuity of the share-based compensation liabilities in connection with these RSUs for the nine months ended September 20, 2025 is as follows:

Balance at December 31, 2024	$-
Share-based compensation for the period	40,808
Forfeitures	-
Settlement	-
Balance at September 30, 2025	$40,808

During the nine months ended September 30, 2025, the Company also granted 2,053,000 RSUs of the Company (2024 – Nil) to directors and officers of the Company. These RSUs are expected to be equity settled. 1/3 of the RSUs vest on September 26, 2026, 1/3 vest on September 26, 2027 and 1/3 vest on September 26, 2028. The Company recorded a share-based compensation expense of $58,950 related to these RSUs (2024 – $Nil), net of forfeitures of $Nil.

As at September 30, 2025, outstanding RSUs are as follows:

Vesting date	Number of RSUs
September 26, 2026	984,334
September 26, 2027	684,333
September 26, 2028	684,333
Total	2,353,000

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	SHARE CAPITAL AND RESERVES (continued)

Restricted Share Units (“RSUs”) (continued)

The continuity of the equity-settled RSUs for the nine months ended September 30, 2025 is as follows:

Balance at December 31, 2024	-
Granted	2,353,000
Vested	-
Forfeited	-
Balance at September 30, 2025	2,353,000

11.            RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025 $	2024 $	2025 $	2024 $
Amounts paid to PJH Consulting, LLC (i) included in salaries and consulting	20,615	-	63,134	-
Amounts paid to EarthLabs Inc. (ii) for exploration and evaluation	-	4,500	-	13,500
Amounts paid to Notz Capital Corp. (iii) for corporate development and investor relations	-	44,397	46,921	132,361

(i)	Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the Board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the Board of Directors.

(ii)	Amounts incurred for administrative services provided by EarthLabs Inc., a related entity of Denis Laviolette, former Director and President.

(iii)	Amounts incurred for corporate development and investor relations services provided by a close family member of Collin Kettell, former Executive Chairman and Chief Executive Officer.

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Three months ended September 30, 2025	Salaries and Consulting $		Share-based compensation $	Bonus $	Total $
Keith Boyle, Chief Executive Officer	112,500		205,079	-	317,579
Melissa Render, President	90,000	(1)	94,789	-	184,789
Hashim Ahmed, Chief Financial Officer	15,256		5,736	-	20,992
Robert Assabgui, Chief Operating Officer	13,542		2,704	-	16,246
Michael Kanevsky, Former Chief Financial Officer	204,120	(2)	-	-	204,120
Paul Huet, Director	41,229		334,132	-	375,361
William Hayden, Director	18,000		8,614	-	26,614
Chad Williams, Director	18,000		8,614	-	26,614
Vijay Mehta, Director	15,000		-	-	15,000
Tamara Brown, Director	8,400		8,614	-	17,014
Dr. Andrew Furey, Director	6,000		8,614	-	14,614
Total	542,047		676,896	-	1,218,943

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

(2)	Includes termination benefit of $174,960 in accordance with the terms of their management agreement.

Three months ended September 30, 2024	Salaries and Consulting $		Share-based compensation $	Bonus $	Total $
Collin Kettell, Former Executive Chairman and Chief Executive Officer	97,200		-	-	97,200
Denis Laviolette, Former President	68,040		-	-	68,040
Michael Kanevsky, Former Chief Financial Officer	29,160		-	-	29,160
Greg Matheson, Former Chief Operating Officer	70,680		-	-	70,680
Ron Hampton, Former Chief Development Officer	84,240	(1)	21,269	-	105,509
Doug Hurst, Former Director	18,000		-	-	18,000
Raymond Threlkeld, Former Director	18,000		-	-	18,000
Vijay Mehta, Director	18,000		-	-	18,000
Total	403,320		21,269	-	424,589

(1)	Salary and bonus recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

11.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Nine months ended September 30, 2025	Salaries and Consulting $		Share-based compensation $	Bonus $	Total $
Keith Boyle, Chief Executive Officer	313,306		309,080	-	622,387
Collin Kettell, Former Executive Chairman and Chief Executive Officer	38,400		-	1,031,760	1,070,160
Melissa Render, President	270,000	(1)	307,724	-	577,724
Hashim Ahmed, Chief Financial Officer	15,256		5,736	-	20,992
Robert Assabgui, Chief Operating Officer	13,542		2,704	-	16,246
Michael Kanevsky, Former Chief Financial Officer	262,440	(2)	-	-	262,440
Greg Matheson, Former Chief Operating Officer	471,200	(3)	-	-	471,200
Ron Hampton, Former Chief Development Officer	562,529	(1)(4)	-	-	562,529
Paul Huet, Director	126,268		1,481,849	-	1,608,117
William Hayden, Director	54,000		8,614	-	62,614
Chad Williams, Director	42,000		8,614	-	50,614
Vijay Mehta, Director	51,000		-	-	51,000
Tamara Brown, Director	8,400		8,614	-	17,014
Dr. Andrew Furey, Director	6,000		8,614	-	14,614
Total	2,234,341		2,141,549	1,031,760	5,407,650

(1)	Salary recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

(2)	Includes termination benefit of $174,960 in accordance with the terms of their management agreement.

(3)	Includes termination benefit of $424,080 in accordance with the terms of their management agreement.

(4)	Includes termination benefit of $505,440 in accordance with the terms of their management agreement.

Nine months ended September 30, 2024	Salaries and Consulting $		Share-based compensation $	Bonus $		Total $
Collin Kettell, Former Executive Chairman and Chief Executive Officer	291,600		-	129,600		421,200
Denis Laviolette, Former President	204,120		-	90,720		294,840
Michael Kanevsky, Former Chief Financial Officer	87,480		-	38,880		126,360
Greg Matheson, Former Chief Operating Officer	199,540		-	84,240		283,780
Ron Hampton, Former Chief Development Officer	252,720	(1)	80,566	112,320	(1)	445,606
Doug Hurst, Former Director	54,000		-	-		54,000
Raymond Threlkeld, Former Director	54,000		-	-		54,000
Vijay Mehta, Director	54,000		-	-		54,000
Total	1,197,460		80,566	455,760		1,733,786

(1)	Salary and bonus recorded in exploration and evaluation expenditures in the statement of loss and comprehensive loss.

As at September 30, 2025, there was $31,494 owed to Keith Boyle, the Company’s Chief Executive Officer, for travel expenditures, $15,000 owed to Melissa Render, the Company’s President, for compensation, $15,256 owed to Hashim Ahmed, the Company’s Chief Financial Officer, for compensation, $3,000 owed to Chad Williams for directors fees, and $3,000 owed to Tamara Brown for directors fees included in accounts payable and accrued liabilities (December 31, 2024 - $56,040 comprised of $15,000 for compensation and $1,533 for travel expenditures owed to Melissa Render, the Company’s President, $22,426 for travel expenditures owed to Greg Matheson, former Chief Operating Officer, $2,163 for travel expenditures owed to Collin Kettell, former Executive Chairman and Chief Executive Officer, $152 to Michael Kanevsky, Chief Financial Officer for office expenditures, $14,040 for compensation and $725 for travel expenditures owed to Ron Hampton, the Company’s former Chief Development Officer). The amounts are unsecured, non-interest bearing and without fixed terms of repayment.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

12.          BASIC AND DILUTED LOSS PER COMMON SHARE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Basic weighted average number of common shares outstanding	235,018,399	198,019,407	214,761,519	192,324,461
Effect of outstanding securities	-	-	-	-
Diluted weighted average number of common shares outstanding	235,018,399	198,019,407	214,761,519	192,324,461

For the three and nine months ended September 30, 2025 and 2024, the Company incurred net loss and comprehensive loss. As such, diluted loss per share excludes any potential conversion of 7,547,167 (2024 - 12,144,000) share purchase options and 2,353,000 RSU’s (2024 – Nil) as they are anti-dilutive.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine months ended September 30,
	2025 $	2024 $
Non-cash investing and financing activities:
Right-of-use assets and liabilities	-	75,041
Interest income received in common shares of Maritime Resources Corp.	74,468	-
Share issuance costs included in accounts payable and accrued liabilities	-	6,302
Other assets included in accounts payable and accrued liabilities	83,509	79,724
Property and equipment included in accounts payable and accrued liabilities	71,023	24,500
Exploration and evaluation assets included in accounts payable and accrued liabilities	-	840,806
Shares issued pursuant to acquisition of exploration and evaluation assets (Note 3(i))	-	20,661,000
Shares issued pursuant to acquisition of property and equipment (Note 3(i))	-	350,000
Cash paid for income taxes	-	-
Cash paid for interest	12,882	18,730
Cash received for interest	818,196	2,375,863

14.            SETTLEMENT OF LEGAL CLAIM

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 common shares of the Company owned by ThreeD and the 4,000,000 common shares of the Company owned by 131 for $0.08 per common share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its common shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.          SETTLEMENT OF LEGAL CLAIM (continued)

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “Defendants” and the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 common shares by the Plaintiffs to Palisades on November 20, 2019. ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations.

On June 5, 2024, the Company entered into a Settlement Agreement, pursuant to which the Plaintiffs received a total of 3,750,000 common shares of the Company from the Defendants. Palisades transferred 2,607,434 common shares of the Company to ThreeD and 772,566 common shares of the Company to 131. The Company issued 285,429 common shares to ThreeD and 84,571 common shares to 131 with a total value of $1,750,100 recorded in the statement of loss and comprehensive loss for the year ended December 31, 2024. The Settlement Agreement resolves the lawsuit completely, does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

15.          FINANCIAL INSTRUMENTS

a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which includes equities, warrants and Notes held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s equities that are subject to non-standard restrictions, warrants and Notes are classified within level 2 of the fair value hierarchy. Warrants are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions. The Notes are not traded on an active exchange and are valued using the Hull-White valuation model using assumptions including coupon rate, credit spread, mean reversion, rate volatility, riskless rate curve and redemption prices.

The carrying values of other financial instruments, including cash and cash equivalents, deposits, amounts receivable, interest receivable, accounts payable and accrued liabilities, and lease liabilities approximate their fair values due to the short-term maturity of these financial instruments.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.          FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at September 30, 2025:

		Level 1 $	Level 2 $	Level 3 $	Total $

Recurring measurements	Carrying amount	Fair value
Investments	540,096	540,096	-	-	540,096

The Company’s financial instruments carried at fair value and categorized according to the fair value hierarchy are as follows as at December 31, 2024:

		Level 1 $	Level 2 $	Level 3 $	Total $

Recurring measurements	Carrying amount	Fair value
Investments	926,019	779,019	147,000	-	926,019
Secured notes	2,817,554	-	2,817,554	-	2,817,554

There were no movements between levels during the nine months ended September 30, 2025.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk related to sales taxes recoverable and cash is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2024.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on the issuance of shares to fund exploration programs and may require doing so again in the future. As at September 30, 2025, the Company has total liabilities of $18,614,380 and cash and cash equivalents of $71,136,121 which is available to discharge these liabilities (December 31, 2024 – total liabilities of $7,448,306 and cash of $22,317,548).

There have been no changes in management’s methods for managing liquidity risk since December 31, 2024.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.          FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts and accounts payable denominated in US dollars. The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Canadian dollar at September 30, 2025 would change the Company’s net loss by $48,800 (December 31, 2024 - $322,434) as a result of a 10% change in the exchange rate.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash and cash equivalents into demand accounts with minimal interest rates, interest rate risk is not significant.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability.

The sensitivity of the Company’s net loss to changes in market prices at September 30, 2025 would change the Company’s net loss by $54,100 (December 31, 2024 - $92,602) as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2024.

16.            SUBSEQUENT EVENTS

Acquisition of Maritime Resources Corp.

On September 5, 2025, the Company and Maritime entered into a definitive agreement, pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Maritime that it does not already own (the “Transaction”) by way of a plan of arrangement (the “Arrangement”).

Under the terms of the Arrangement, each holder of the common shares of Maritime will receive 0.75 of a New Found Gold Corp. common share in exchange for each Maritime Share (the “Exchange Ratio”) at the effective time of the Transaction.

In addition to Maritime shareholder and court approval, the Transaction is also subject to the satisfaction of certain other closing conditions customary for a transaction of this nature, including receipt of customary stock exchange approvals. The Transaction is expected to be completed in the fourth quarter of 2025.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	SUBSEQUENT EVENTS (continued)

Acquisition of mineral claims from Exploits Discovery Corp.

On September 8, 2025, the Company announced that it had entered into a property purchase agreement with Exploits providing for the purchase by the Company of a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the “Claims”). The Claims adjoin New Found’s Queensway Gold project and increase the size of the Project by 58,600 hectares.

As consideration for the Claims, New Found Gold will (i) issue 2,821,556 common shares of the Company to Exploits; (ii) grant to Exploits a 1% NSR Royalty; and (iii) within 10 business days following a final determination by the Supreme Court of Newfoundland and Labrador with respect to certain disputed mineral claims, issue 725,543 common shares to Exploits.

The transaction was approved by holders of common shares of Exploits at a shareholder meeting called by Exploits and remains subject to customary closing conditions. The transaction is expected to close in the fourth quarter of 2025.